EXHIBIT 99.3

Interim Management’s Discussion and Analysis

(All figures are in thousands of Canadian dollars, except per share and convertible debenture amounts or where otherwise noted)

Management of Algonquin Power & Utilities Corp. (“APUC”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three months ended March 31, 2012. This interim Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with APUC’s interim unaudited consolidated financial statements for the three months ended March 31, 2012 and 2011. This material is available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

This MD&A is based on information available to management as of May 10, 2012.

Caution concerning forward-looking statements and non-GAAP Measures

Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of APUC with respect to future events, based upon assumptions relating to, among others, the performance of APUC’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of APUC, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.

Since forward-looking statements relate to future events and conditions, by their very nature they require APUC to make assumptions and involve inherent risks and uncertainties. APUC cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. APUC cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. APUC reviews material forward-looking information it has presented, at a minimum, on a quarterly basis. APUC is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

The terms “adjusted net earnings”, “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”), “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” are used throughout this MD&A. The terms “adjusted net earnings”, “per share cash provided by operating activities”, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” can be found throughout this MD&A.

Overview and Business Strategy

APUC’s business strategy is to maximize long term shareholder value as a dividend paying, growth-oriented corporation in the independent power and rate regulated utilities business sectors. APUC is committed to delivering a total shareholder return comprised of dividends augmented by capital appreciation arising through dividend growth supported by increasing cash flows and earnings. Through an emphasis on sustainable, long-view renewable power and utility investments, over a medium-term planning horizon APUC strives to deliver annualized per share earnings growth of more than 5% and continued growth in its dividend supported by these increasing cash flows, earnings and additional investment prospects

APUC’s current quarterly dividend to shareholders is $0.07 per share or $0.28 per share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities, reduce short term debt obligations and mitigate the impact of fluctuations in foreign exchange rates. Additional increases in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”) and dividend levels shall be reviewed periodically by the Board in the context of cash available for dividends and earnings together with an assessment of the growth prospects available to APUC. APUC strives to achieve its results in the context of a moderate risk profile consistent with top-quartile North American power and utility operations.

APUC currently conducts its business primarily through two autonomous subsidiaries: Algonquin Power Co. (“APCo”) which owns and operates a diversified portfolio of renewable and thermal energy assets and Liberty Utilities Co. (“Liberty Utilities”) which owns and operates a portfolio of North American rate regulated utilities.

Algonquin Power Co.

APCo generates and sells electrical energy through a diverse portfolio of renewable power generation and clean thermal power generation facilities across North America. APCo seeks to deliver continuing growth through development of greenfield power generation projects, accretive acquisitions of electrical energy generation facilities as well as development of expansion opportunities within APCo’s existing portfolio of independent power facilities. As at March 31, 2012, APCo owns or has interests in hydroelectric facilities with a combined generating capacity of approximately 165 MW. APCo also owns a 104 MW wind powered generating station and holds exchangeable debt securities in a 26 MW wind powered generating station. All of the electrical output from the wind energy facilities are sold pursuant to long term power purchase agreements (“PPAs”) with major utilities which have a weighted average remaining contract life of 20 years. Approximately 80% of the electrical output from the hydroelectric facilities is sold pursuant to long term PPAs with major utilities which have a weighted average remaining contract life of 8.3 years.

APCo owns thermal energy facilities with approximately 120 MW of installed generating capacity and holds ownership interests in three facilities having gross installed capacity of approximately 200 MW. Approximately 67% of the electrical output from the owned thermal facilities is sold pursuant to long term PPAs with major utilities and which have a weighted average remaining contract life of 10.8 years.

Liberty Utilities Co.

Liberty Utilities provides rate regulated electricity, natural gas and, water distribution and wastewater collection utility services. Liberty Utilities’ underlying business strategy is to be a leading provider of safe, high quality and reliable utility services through a nationwide portfolio of moderate sized utilities and deliver stable and predictable earnings to APUC from these utility operations. In addition to encouraging and supporting organic growth within its service territories, Liberty Utilities is focused on delivering continued growth in earnings through acquisition opportunities which accretively expand its utility business portfolio. The utility businesses owned by Liberty Utilities operate under rate regulation, generally overseen by the public utility commissions of the states in which they operate. As a result of the current and expected growth of Liberty Utilities, Liberty Utilities has elected to organize the management of its utility operations by geographic region rather than by line of business. As a result of this decision, Liberty Utilities businesses operate under two separately managed regions - Liberty Utilities (South) and Liberty Utilities (West).

Liberty Utilities (South) operates in the United States (U.S.) and currently provides regulated water and wastewater utility services to approximately 77,000 customers.

Liberty Utilities (West) currently provides regulated local electrical distribution utility services to approximately 47,000 customers. The California-based electricity distribution utility and related generation assets (the “California Utility”) is currently owned in partnership with Emera Inc. (“Emera”).

As the existing committed growth initiatives are completed, additional management regions will be created. Liberty Utilities (East) will be formed to initially deliver electrical and natural gas distribution services to 126,000 customers to be acquired through the acquisition of Granite State Electric Company (“Granite State”) and EnergyNorth Natural Gas, Inc., (“EnergyNorth”). Liberty Utilities (Central) will be created initially to manage the delivery of natural gas distribution services in Missouri, Illinois and Iowa following the acquisition of certain gas distribution assets from ATMOS Energy Corporation (“Atmos”).

Major Highlights

Corporate Highlights

Emera Subscription Receipts

APUC and Emera are finalizing arrangements for a treasury subscription of subscription receipts convertible into 17.43 million APUC common shares for total equity proceeds of approximately $105.0 million. Delivery of the shares under the subscription receipts is conditional on and is planned to occur simultaneously with the closing of certain previously announced transactions.

One tranche of subscription receipts will be convertible into 10.46 million APUC common shares at a purchase price of approximately $5.74 for total equity proceeds of approximately $60.0 million and is conditional on and is planned to occur simultaneously with the closing of APCo’s U.S. wind farm acquisition. This tranche of subscription receipts partially reflects the forward commitment for equity by Emera made on April 30, 2011 in connection with a proposed acquisition of an interest in a portfolio of 370MW wind projects. .

A second tranche of subscription receipts will be convertible into 6.98 million APUC common shares at a purchase price of $6.45 for total equity proceeds of approximately $45.0 million and is conditional on and is planned to occur simultaneously with the acquisition of the Midwest Gas Utility acquisition.

Both tranches of subscription receipts will be subject to the applicable regulatory approvals.

APUC and Emera have also agreed to promptly convert the subscription receipts in connection with the acquisition of the New Hampshire utilities.

APUC believes issuance of shares to Emera is an efficient way to raise equity as it avoids underwriting fees, legal expenses and other costs associated with raising equity in the capital markets.

Strengthened Balance Sheet - Conversion of Series 2A Convertible Debentures to Equity

On February 24, 2012 (“Series 2A Redemption Date”), APUC redeemed $57.0 million, representing the remaining issued and outstanding, Series 2A Debentures by issuing and delivering 9,836,520 APUC shares. Between January 1, 2012 and the Series 2A Redemption Date, a principal amount of $2.9 million of Series 2A Debentures were converted into 485,998 shares of APUC.

Liberty Utilities Highlights

New Hampshire Utility Acquisitions Near Completion

Liberty Utilities has entered into agreements to acquire all issued and outstanding shares of Granite State, and EnergyNorth, both from National Grid USA (“National Grid”), for total consideration of U.S. $285.0 million plus certain working capital adjustments. Liberty Utilities expects to acquire assets for rate making purposes of approximately U.S. $250 million. The closing of the transaction is subject to approval by the New Hampshire Public Utilities Commission (“NHPUC”).

On April 9, 2012, Liberty Utilities entered in to a unanimous settlement with the NHPUC Staff, the Office of the Consumer Advocate (“OCA”), a low income consumer group, and a hydroelectric industry association which calls for the approval of the transaction. On April 16, 2012, and April 19, 2012 hearings were held before the NHPUC to evaluate the merits of the settlement agreement. Management expects to receive final NHPUC approvals in Q2 2012 with closing early in the following quarter.

Midwest Utility Acquisition Nears Completion

Liberty Utilities has entered into an agreement to acquire regulated natural gas distribution utility assets (the “Midwest Gas Utilities”) located in Missouri, Iowa, and Illinois. Total purchase price for the Midwest Gas Utilities is approximately U.S. $124 million, subject to certain working capital and other closing adjustments. Liberty Utilities expects to acquire assets for rate making purposes of approximately U.S. $112 million.

The closing of the transaction is subject to approval by the Missouri Public Service Commission (“MPSC”), Iowa Utilities Board (“IUB”), and Illinois Commerce Commission (“ICC”). Liberty Utilities has received approval from the IUB and the MPSC. Liberty Utilities is currently proceeding through the regulatory approval process with the ICC which requires the company, Atmos and the ICC staff to review the merits of the transaction. A hearing on a limited set of issues was held in Illinois in January 2012, and a proposed decision was received on April 25, 2012, which calls for the approval of the transaction without material conditions. Management expects to receive final ICC approvals in Q2 2012 with closing in the following quarter.

Liberty Utilities Credit Facility

On January 19, 2012, Liberty Utilities entered into an agreement for a senior unsecured revolving credit facility (the “Liberty Facility”) with a three year term. During the quarter, Liberty Utilities concluded negotiations with its bank syndicate to increase the available credit to support operations and working capital requirements of Liberty Utilities under the Liberty Facility to U.S. $40 million. The credit available under the facility will increase to U.S. $100 million upon the closing of either the New Hampshire or the Midwest Gas Utilities acquisitions.

Algonquin Power Co. Highlights

Acquisition of U.S. Wind Farms

On March 9, 2012, APCo entered into an agreement to acquire a 51% majority interest in a 480 MW portfolio of four wind power projects in the United States (the “U.S. Wind Farms”) from Gamesa Corporación Tecnológica, S.A. (“Gamesa”). APCo will contribute U.S. $269 million to partially fund the acquisition of the U.S. Wind Farms; tax assisted equity investors will contribute U.S. $360 million.

Acquisition of the projects expands APCo’s growth in wind power generation beyond Canada and into the US renewable power market. A key element of the transaction is that APCo is not assuming any development risk associated with any of the projects. APCo will only acquire the wind farms following their successful commissioning and, to the extent any of the projects are not completed due to development issues, APCo will not be liable for any amounts in respect of such project The portfolio is contemplated to be acquired as each of the projects is completed; closing of two existing wind farms is expected following receipt of regulatory approval, final facility inspections by APCo, and completion of all pre-closing conditions amongst the parties. The acquisition of the remaining two wind farms following their respective commissioning which is expected to occur in early 2013.

The U.S. Wind Farms consist of four facilities, Minonk (200MW), Senate (150MW), Pocahontas Prairie (80MW) and Sandy Ridge (50MW) located in the states of Illinois, Texas, Iowa and Pennsylvania, respectively. Pocahontas Prairie and Sandy Ridge have recently reached their commercial operation dates (“COD”) in February 2012, and Senate and Minonk are in construction with COD anticipated in Q4 2012. Total annual energy production from the four facilities is expected to be 1,644 GW-hrs per year. The Projects are comprised of 240 Gamesa G9X-2.0 MW wind turbines. The U.S. Wind Farms each have entered into a 20 year contract with Gamesa to provide operations, warranty and maintenance services for the wind turbines and balance of plant facilities.

Three of the U.S. Wind Farms have long term, fixed price power hedges (the “Power Hedges”) with a weighted average life of 11.8 years (Minonk and Sandy Ridge 10 years, Senate 15 years). Approximately 73% of energy revenues would be earned under the Power Hedges. All energy produced in excess of that sold under the Power Hedges, together with ancillary services including capacity and renewable energy credits, will be sold into the energy markets in which the facilities are located.

  2012 First quarter results from operations

  Key Selected First Quarter Financial Information

	Three months ended
	March 31
(millions of dollars except per share information)	2012	2011

Revenue	$64.4	$71.7

Adjusted EBITDA [1,3]	23.3	$26.9
Cash provided by operating activities	11.1	19.1
Adjusted funds from operations[1,3]	15.9	22.3
Net earnings attributable to Shareholders	2.3	5.0
Adjusted net earnings[1,3]	5.5	5.3
Dividends declared to Shareholders	10.3	6.8

Weighted Average number of common shares outstanding	140,582,077	103,988,566
Per share
Basic net earnings	$0.02	$0.05
Adjusted net earnings1, [2,3]	$0.04	$0.05
Diluted net earnings	$0.02	$0.05
Cash provided by operating activities 1, 2, ,3	$0.08	$0.18
Adjusted funds from operations1, [2,3]	$0.11	$0.21
Dividends declared to Shareholders	$0.07	$0.065

Total assets	1,265.6	1,175.8
Long term liabilities[4]	329.4	325.2

1 APUC uses Adjusted EBITDA and Adjusted net earnings and adjusted funds from operations to enhance assessment and understanding of the operating performance of APUC without the effects of certain accounting adjustments which are derived from a number of non-operating factors, accounting methods and assumptions.

2 APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.

3 Non-GAAP measure - see applicable section later in this MD&A and the caution regarding non-GAAP measures on page 1.

4 Includes Long-term liabilities and Current portion of long-term liabilities.

For the three months ended March 31, 2012, APUC reported total revenue of $64.4 million as compared to $71.7 million during the same period in 2011, a decrease of $7.3 million or 10%. The major factors resulting in the decrease in APUC revenue in the three months ended March 31, 2012 as compared to the corresponding period in 2011 are set out as follows:

Three months ended
March 31, 2012
(Millions)

Comparative Prior Period Revenue	$71.7

Significant Changes:
Liberty Utilities (South) revenue increases primarily due to rate case approvals	0.6
Effect of wind resource compared to comparable quarter	0.5
Impact of the stronger U.S. dollar	0.8
California Utility – lower electricity sales to customers	(3.8)
Windsor Locks – lower power sales and lower power rates	(2.7)
Sanger Facility – Offline for planned major maintenance	(1.3)
Energy-from-Waste facility – lower price per tonne for supplemental waste	(0.5)
Other	(0.9)

Current Period Revenue	$64.4

A more detailed discussion of these factors is presented within the business unit analysis.

For the three months ended March 31, 2012, APUC experienced an average U.S. exchange rate of approximately $1.001 as compared to $0.986 in the same period in 2011. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.

Adjusted EBITDA in the three months ended March 31, 2012 totalled $23.3 million as compared to $26.9 million during the same period in 2011, a decrease of $3.6 million or 13%. The decrease in Adjusted EBITDA was primarily due to lower results from operations. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).

For the three months ended March 31, 2012, net earnings totalled $2.9 million as compared to $6.9 million during the same period in 2011, a decrease of $4.0 million or 58%. Net earnings per share totalled $0.02 for the three months ended March 31, 2012, as compared to $0.05 during the same period in 2011, a decrease of 60%.

The reduction in net earnings for the three months ended March 31, 2012 was due to $4.2 million decreased earnings from operating facilities, $1.6 million in increased acquisition costs, $0.7 million related to increased administration charges, $0.7 million due to increased interest expense, $0.8 million due to increased losses on derivative instruments and a stronger US dollar as compared to the same period in 2011. These items were partially offset by $1.5 million decreased depreciation and amortization expense, $0.8 million in increased interest, dividend and other income and $1.7 million in increased recoveries of income tax expense primarily due to the reasons discussed in Annual Corporate and Other Expenses – Income Taxes as compared to the same period in 2011.

During the three months ended March 31, 2012, cash provided by operating activities totalled $11.1 million or $0.08 per share as compared to cash provided by operating activities of $19.1 million, or $0.18 per share during the same period in 2011. During the three months ended March 31, 2012, adjusted funds from operations totalled $15.9 million or $0.11 per share as compared to adjusted funds from operations of $22.3 million, or $0.21 per share during the same period in 2011. The change in adjusted funds from operations in the three months ended March 31, 2012, is primarily due to reduced earnings from operations, partially offset by increased interest, dividend and other income as compared to the same period in 2011. Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against Algonquin.

Outlook

Overall APUC expects operational results for power generation in the second quarter to reflect long-term average resource conditions for wind power generation, but below long-term average hydrology due to early spring thaw. APCo’s Sanger facility returned to full commercial operation on May 1, 2012. As a result, revenues from the Sanger facility are expected to be approximately $0.4 million lower than revenues achieved in the second quarter of 2011.

Lower than anticipated market conditions in the Independent System Operator New England (“ISO NE”) day-ahead market for electricity are expected to adversely impact the Windsor Locks facility in the second quarter relative to the results achieved in the same period a year ago.

APUC expects continuing modest customer growth throughout its regulated utilities service territories in 2012 and that its operations will meet expectations for the second quarter of 2012.

  APCo: Renewable Energy

	Long Term Average	Three months ended March 31
	Resource	2012	2011
Performance (GW-hrs sold)

Quebec Region	57.5	63.5	60.9
Ontario Region	37.1	36.6	33.1
Manitoba Region	115.3	113.1	92.8
Saskatchewan Region*	23.3	23.9	7.3
New England Region	17.9	13.9	16.5
New York Region	24.4	23.5	22.7
Western Region	9.6	9.9	9.9
Maritime Region	25.0	25.8	32.9

Total	310.1	310.2	276.1

Revenue**		(millions)	(millions)
Energy sales		$22.6	$21.9
Less:
Cost of Sales – Energy***		(1.6)	(1.8)
Net Energy Sales		$21.0	$20.1

Other Revenue		0.3	0.5
Total Net Revenue		$21.3	$20.6

Expenses
Operating expenses		(6.4)	(5.8)
Interest and Other income		0.4	0.4
Division operating profit (including other income)		$15.3	$15.2

*

APUC does not consolidate the operating results from this facility in its financial statements. Production from the facility is included as APUC manages the facility and has an option to acquire a 75% equity interest in the facility in 2016. The prior year actual production in the Saskatchewan Region reflects production since Red Lily I achieved commercial operation on February 23, 2011. The long term average resource reflects three months of production.

**

While most of APCo’s PPAs include annual rate increases, a change to the weighted average production levels resulting in higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division, as compared to the same period in the prior year.

***

Cost of Sales – Energy consists of energy purchases by Algonquin Energy Services (“AES”) which is resold to its retail and industrial customers. Under GAAP, in APUC’s interim consolidated Financial Statements, these amounts are included in operating expenses.

2012 First Quarter Operating Results

For the quarter ended March 31, 2012, the Renewable Energy division produced 310.2 GW-hrs of electricity, as compared to 276.1 GW-hrs produced in the same period in 2011, an increase of 12%. The increased generation is primarily due to improved average hydrology in the quarter as compared to the comparable period in 2011 resulting from an early spring thaw. This level of production in 2012 represents sufficient renewable energy to supply the equivalent of 70,000 homes on an annualized basis with renewable power. Using new standards of thermal generation, as a result of renewable energy production, the equivalent of 171,000 tons of CO2 gas was prevented from entering the atmosphere in the first quarter of 2012.

During the quarter ended March 31, 2012, the division generated electricity equal to 100% of long-term projected average resources (wind and hydrology) as compared to 95% during the same period in 2011. In the first quarter of 2012, the Quebec region experienced resources significantly higher than long-term averages, producing approximately 10% above long-term average resources. The Manitoba, Maritime, and Western regions experienced average resources slightly higher than long-term averages, producing between 2-4% above long-term average, whereas the Ontario, Saskatchewan, and New York regions experienced resources slightly below long-term averages. The New England region experienced results approximately 23% below long-term average resources.

For the quarter ended March 31, 2012, revenue from energy sales in the Renewable Energy division totalled $22.6 million, as compared to $21.9 million during the same period in 2011. As the purchase of energy by the

Energy Services Business is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (energy sales revenue less energy purchases) as a more appropriate measure of the division’s sales results. For the quarter ended March 31, 2012, net revenue from energy sales in the Renewable Energy division totalled $21.0 million, as compared $20.1 million during the same period in 2011.

Revenue generated from APCo’s Ontario, Quebec and Western regions increased by $0.6 million due to a 6% overall increase in hydrology and $0.1 million due to an increase in weighted average energy rates, primarily in the Quebec region, as compared to the same period in 2011. Revenue from APCo’s New England and New York region facilities decreased $0.2 million due to decreased hydrology and by $0.4 million due to a decrease in weighted average energy rates of approximately 13%. Revenue from the Manitoba region increased $0.9 million primarily due to a stronger wind resource, partially offset by a decrease of $0.4 million due to decreased weighted average energy rates. Revenue in the Maritime region remained consistent with the prior year while revenue at AES increased by $0.1 million primarily due to increased volume as compared to the same period in 2011. Revenue at AES primarily consists of wholesale deliveries to local electric utilities and retail sales to commercial and industrial customers in Northern Maine ($2.6 million) and merchant sales of production in excess of customer demand and other revenue ($1.0 million). The division reported increased revenue of $0.1 million from U.S. operations as a result of the stronger U.S. dollar as compared to the same period in 2011.

Red Lily I produced 23.9 GWhrs of electricity for the quarter ended March 31, 2012. APCo’s economic return from its investment in Red Lily currently comes in the form of interest payments, fees and other charges and is not reflected in revenues from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in Red Lily for a direct 75% equity interest in 2016. For the quarter ended March 31, 2012, APCo earned fees and interest payments from Red Lily I in the total amount of $0.4 million.

For the quarter ended March 31, 2012, energy purchase costs by AES totalled $1.6 million. During this same period, AES purchased approximately 25.7 GWhrs of energy at market and fixed rates averaging U.S. $63 per MWhr. The division reported decreased energy purchase costs of $0.1 million as a result of the stronger U.S. dollar as compared to the same period in 2011.

For the quarter ended March 31, 2012, operating expenses excluding energy purchases totalled $6.4 million, as compared to $5.8 million during the same period in 2011, an increase of $0.6 million or 10%. The increase in operating expenses was primarily impacted by a $0.5 million accrual for costs related to the Quebec water lease litigation.

For the quarter ended March 31, 2012, interest and other income totalled $0.4 million, consistent with the same period in 2011. Interest and other income primarily consist of interest related to the senior and subordinated senior debt interest in the Red Lily I project. This amount is included as part of APCo’s earnings from its investment in Red Lily, as discussed above.

For the quarter ended March 31, 2012, Renewable Energy’s operating profit totalled $15.3 million, as compared to $15.2 million during the same period of 2011, representing an increase of $0.1 million or 1%. For the quarter ended March 31, 2012, Renewable Energy’s operating profit did not meet APCo’s expectations primarily due to reduced hydrology in the US regions.

  APCo: Thermal Energy Division

	Three months ended
	March 31
	2012	2011

Performance (GW-hrs sold)	95.7	131.5
Performance (‘000 tonnes of waste processed)	42.6	41.3
Performance (steam sales – billion lbs)	356.2	340.0

	(millions)	(millions)
Revenue
Energy/steam sales	$8.1	$12.5
Less:
Cost of Sales – Fuel *	(4.0)	(6.4)
Net Energy/steam Sales Revenue	$4.1	$6.1

Waste disposal sales	3.4	4.0
Other revenue	0.1	0.2
Total net revenue	$7.6	$10.3
Expenses
Operating expenses *	(4.9)	(6.0)
Interest and other income	0.3	0.1

Division operating profit	$3.0	$4.4
(including interest and dividend income)

* Cost of Sales – Fuel consists of natural gas and fuel costs at the Sanger and Windsor Locks facilities.

APCo’s Sanger and Windsor Locks generation facilities purchase natural gas from different suppliers and at prices based on different regional hubs. As a result, the average landed cost per unit of natural gas will differ between facility and regional changes in the average landed cost for natural gas may result in one facility showing increasing costs per unit while the other showing decreasing costs, as compared to the same period in the prior year. Total natural gas expense will vary based on the volume of natural gas consumed and the average landed cost of natural gas for each mmbtu. As a result, a facility may record a higher aggregate expense for natural gas as a result of a lower average landed per unit cost for natural gas combined with a consumption of a higher volume of such gas.

2012 First Quarter Operating Results

During the quarter ended March 31, 2012, the business unit produced 95.7 GWhr of energy as compared to 131.5 GWhr of energy in the comparable period of 2011, primarily due to the planned outage at the Sanger facility. During the quarter ended March 31, 2012, the business unit’s total production decreased by 10.5 GWhr at the Windsor Locks facility, and by 26.4 GWhr from the Sanger facility, as compared to the same period in 2011.

The Energy-from-Waste (“EFW”) facility processed approximately 42,600 tonnes of municipal solid waste as compared to 41,300 tonnes of municipal solid waste in the same period of 2011. The current level of production resulted in the diversion of approximately 31,800 tonnes of waste from municipal solid waste landfill sites in the first quarter of 2012.

During the quarter ended March 31, 2012, the BCI and Windsor Locks facilities sold 356 billion lbs of steam as compared to 340 billion lbs of steam in the comparable period of 2011. During the quarter ended March 31, 2012, operations at the EFW facility generated 124 billion lbs of steam for the BCI facility as compared to 125 billion lbs of steam in the same period in 2011.

For the quarter ended March 31, 2012, energy / steam revenue in the Thermal Energy division totalled $8.1 million, as compared to $12.5 million during the same period in 2011, a decrease of $4.4 million, or 35%. As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales revenue’ (energy sales revenue less natural gas expense) as an appropriate measure of the division’s results. For the quarter ended March 31, 2012, net energy / steam sales revenue at the Thermal Energy division totalled $4.1 million, as compared to $6.1 million during the same period in 2011, a decrease of $2.0 million, primarily due to the Sanger facility being offline since January 2012 and lower sales by the Windsor Locks facility into the ISO NE day ahead market due to unattractive market pricing.

The decrease in revenue from energy / steam sales was primarily due to a decrease of $1.8 million at the Windsor Locks facility as a result of decreased energy rates, in part due to a lower average landed price per mmbtu for natural gas, and due to a decrease of $0.9 million at the Windsor Locks facility from lower production compared to the same period in 2011. The Sanger facility experienced reduced revenue primarily as a result of being offline for a planned outage commencing in January 2012. The shut down resulted in $2.0 million decrease in revenue due to volume which was partially offset by $0.7 million increase due to higher rates. The natural gas expense at the Sanger and Windsor Locks facilities is discussed in detail below compared to the same period in 2011.

Revenue from waste disposal sales for the quarter ended March 31, 2012 totalled $3.4 million, as compared to $4.0 million during the same period in 2011, a decline of $0.6 million or 15%. Revenue declined as the result of a greater level of supplemental waste processed by the facility for which lower average rates are charged pursuant to the existing waste disposal contract.

For the quarter ended March 31, 2012, fuel costs at Sanger and Windsor Locks totalled $4.0 million, as compared with $6.4 million in the same period in 2011, a decrease of $2.4 million. The overall natural gas expense at the Windsor Locks facility decreased $1.4 million (26.7%), primarily the result of a 6% decrease in volume of natural gas consumed, in addition to a 22% decrease in the average landed cost of natural gas per mmbtu as compared to the same period in 2011. The average landed cost of natural gas at the Windsor Locks facility during the quarter was $4.17 per mmbtu. Natural gas expense at Sanger decreased $1.0 million (86%), primarily the result of an 84% decrease in the volume of natural gas consumed in addition to a 22% decrease in the average landed cost of natural gas per mmbtu as compared to the same period in 2011. The average landed cost of natural gas at the Sanger facility during the quarter was U.S. $3.61 per mmbtu. The division reported increased fuel costs of $0.1 million as a result of the stronger U.S. dollar as compared to the same period in 2011.

For the quarter ended March 31, 2012, operating expenses, excluding fuel costs at Windsor Locks and Sanger, totalled $4.9 million, as compared to $6.0 million during the same period in 2011, a decrease of $1.1 million. The decrease in operating expenses was impacted by $0.4 million at the EFW facility, primarily related to lower gas and maintenance costs, $0.3 million at the Sanger and Dyna Fiber facilities due to the Sanger facility being offline since January 2012.

For the quarter ended March 31, 2012, the Thermal Energy division’s operating profit totalled $3.0 million, as compared to $4.4 million during the same period in 2011, representing a decrease of $1.4 million or 32%. Operating profit in the Thermal Energy division did not meet overall expectations for the quarter ended March 31, 2012.

APCo: Development Division

The Development division works to identify, develop and construct new power generating facilities, as well as to identify, develop and construct other accretive expansion projects to maximize the value of APCo’s existing facilities. The Development division also creates value through accretive acquisitions of operating assets.

Projects Currently in Development

APCo’s Development Division has successfully advanced a number of projects and has been awarded or acquired a number of Power Purchase Agreements. The projects are as follows:

Project Name	Location	Size (MW)	Estimated Capital Cost	Commercial Operation	PPA Term	Production GWhr
Chaplin Wind [1]	Saskatchewan	177	$355.0	2016	25	720.0
Amherst Island [2]	Ontario	75	$230.0	2014	20	247.0
Val Eo [1]	Quebec	24	$70.0	2015	20	66.0
Morse Wind [3,4]	Saskatchewan	25	$70.0	2014	20	93.0
St. Damase [1]	Quebec	24	$70.0	2013	20	86.0
Cornwall Solar [1,2]	Ontario	10	$45.0	2013	20	13.4
St. Leon II [1]	Manitoba	17	$30.0	2012	25	58.0
Total		352	$870.0			1,283.4

Notes:

[1]	PPA signed
[2]	FIT contract awarded
[3]	Two 10 MW PPAs; one 5 MW PPA
[4]	Comprised of three projects that are connected geographically and will be built simultaneously. All three projects were awarded PPAs under the province’s Green Options Partner Program (“GOPP”).

Descriptions of selected projects and status updates in the current quarter are set out below. A complete description of all projects, is provided in the APUC annual MD&A for the year ended December 31, 2011.

U.S. Wind Farm Acquisition

On March 9, 2012, APCo entered into an agreement to acquire a 51% majority interest in a 480 MW portfolio of four wind power projects in the United States from Gamesa. The U.S. Wind Farms consist of four facilities, Minonk (200MW), Senate (150MW), Pocahontas Prairie (80MW) and Sandy Ridge (50MW) located in the states of Illinois, Texas, Iowa and Pennsylvania, respectively. Pocahontas Prairie and Sandy Ridge have recently reached COD, and Senate and Minonk are expected to achieve COD in Q4 2012 and with closing of the acquisition expected in early 2013.

APCo is not directly developing these wind generating stations and is therefore not assuming any development risk on these projects. APCo is only obligated to acquire them following their commissioning and upon satisfaction of pre-closing conditions. In the event any of the projects fail to reach COD, APCo will not be obligated to acquire such site and will not incur any liability in respect of such project. APCo is continuing its due diligence process prior to the formal closing of the two facilities currently operating.

The two remaining sites currently under construction by Gamesa are the following:

Minonk

The 200 MW Minonk project is located near Bloomington Illinois and is currently under construction. The site is expected to operate 200 Gamesa G90 units and is expected to produce 659 MWhrs per annum with 86% of the energy coming under a Power Hedge contract with JP Morgan Energy Ventures Corporation (“JPMVEC”) and the remaining energy and associated renewable energy credits sold into the merchant market.

Senate

The 150 MW Senate Wind Farm is approximately 70 miles northwest of Dallas / Fort Worth, Texas and is currently under construction. The site is expected to operate 75 Gamesa G90 units and is expected to produce 520 MWhrs per annum with 83% of the energy coming under a Power Hedge contract with JPMVEC and the remaining energy and associated renewable energy credits sold into the merchant market.

In addition to the agreement for the acquisition of the U.S. Wind Farms, Gamesa and APCo have entered into a joint development agreement pursuant to which they will jointly pursue additional wind power development opportunities in the United States and Canada. Under the terms of the joint development agreement, APCo will be provided visibility into Gamesa’s pipeline of 2,700MW of near and medium term wind power development opportunities in the United States and Gamesa will have the opportunity to work with APCo to advance and expand APCo’s 325MW pipeline of contracted development projects

Chaplin Wind

In the first quarter of 2012, APCo entered into a 25 year PPA with SaskPower for the development of a 177 MW wind power project in the rural municipality of Chaplin, Saskatchewan, 200 km west of Regina, Saskatchewan.

The project has a targeted commercial operation date of December, 2016. The facility is expected to be constructed at an estimated capital cost of $355 million and consist of approximately 77 multi-megawatt wind turbines. In its first full year of production the Project is expected to generate EBITDA of $37.5 million. The 25 year power purchase agreement features a rate escalation provision of 0.6% throughout the term of the agreement. The Project will take advantage of a favourable interconnection location by interconnecting with SaskPower’s new P1S 230 kV transmission line from Swift Current to Moose Jaw and will be compliant with SaskPower’s latest interconnection requirements.

St. Leon II

In July 2011, APCo executed a 25-year power purchase agreement with Manitoba Hydro in respect of St. Leon II (a 16.5 MW expansion of APUC’s existing St. Leon wind energy project located in the Province of Manitoba). Mechanical completion of all turbines was achieved in the first quarter of 2012. The facility is currently in the final interconnection and commissioning stage and is expected to achieve commercial operation under the power purchase agreement during the second quarter of 2012. The total capital cost of the project is expected to be $29.5 million.

Cornwall Solar

On January 4, 2012, APCo acquired all of the issued and outstanding shares of Cornwall Solar Inc. Cornwall Solar owns the rights to develop a 10 MWac solar project located near Cornwall, Ontario (the “Cornwall Project”). In addition to the Cornwall Project, APCo has acquired an option to acquire 10 additional Ontario based solar projects. Projects in the FIT Pipeline have submitted Feed-in-Tariff applications for an additional 100MWac.

The Cornwall Project has been granted an Ontario FIT contract by the OPA, with a 20 year term and a rate of $443/MWhr, resulting in expected initial annual revenues of approximately $6.2 million. The Cornwall Project contemplates the use of a ground-mounted PV array system, installed on two parcels of leased land totaling approximately 138 acres.

Following the completion of all regulatory submissions and approvals, construction of the project is expected to begin in the second half of 2012. COD is estimated in early 2013 with expected annual generation of approximately 13,400 MWh.

Total capital cost of the project is targeted at approximately $45 million, including the consideration to be paid for the acquisition of the project. Funding for the project will be arranged and announced when all required permitting and all other pre-construction conditions have been satisfied.

Windsor Locks Repowering

The Windsor Locks facility is a 56 MW natural gas powered electrical and steam energy generating station located in Windsor Locks, Connecticut. This facility delivers 100% of its steam capacity and a portion of its electrical generating capacity to Ahlstrom pursuant to an energy services agreement (“ESA”).

APCo has entered into an extension of the ESA with Ahlstrom which continues until 2027, and supports the installation of a new 14 MW Solar Titan combustion gas turbine which is more appropriately sized to meet the electrical and steam requirements of the steam host. The new cogeneration equipment is in construction with commercial operation expected in June 2012. The total expected capital cost for this project is estimated at approximately U.S. $25 million. APCo expects to receive a one-time non-recurring grant from the State of Connecticut equivalent to U.S. $450/KW to a maximum of U.S. $6.6 million which would reduce the overall capital construction cost of the re-powering. APCo also believes that this project would qualify for a combined heat and power investment tax credit (“ITC”) sponsored by the U.S. Federal Government. The benefit of the ITC grant is approximately U.S. $1 million in addition to the State of Connecticut grant would further offset the cost of such re-powering. An additional benefit of the State of Connecticut grant program is that local distribution charges for natural gas used by the new turbine are waived, with an estimated benefit to the Windsor Locks facility of approximately U.S. $500,000/year. In addition to installing the new gas turbine, APCo would expect to continue to operate the existing electrical generating equipment in the ISO NE market when it is commercially profitable to do so.

APCo Outlook

The APCo Renewable Energy division is expected to perform based on long-term average resource conditions for both wind and hydrology with the exception of New York and New England facilities which are expected to perform based on below long-term average resource conditions and lower power pricing compared to the previous year.

With respect to the Thermal Energy division, the Sanger facility returned to full commercial operation on May 1, 2012 following a planned major maintenance to accommodate transmission system upgrades being undertaken by Pacific Gas & Electric Company. As a result, revenues from the Sanger facility are expected to be approximately $0.4 million lower than revenues achieved in the second quarter of 2011. Due to lower than anticipated market conditions for electricity and natural gas at the Windsor Locks facility, it is anticipated that performance during the second quarter of 2012 will be lower than performance during the second quarter of 2011. The EFW facility is expected to continue to perform at throughput and operating costs levels in the second quarter of 2012 consistent with the results experienced in 2011.

The EFW facility “tip or pay” waste supply agreement with the Region of Peel (the “Region”) has been extended under substantially the same terms until the end of October 2012. APCo is now entering into contracts for alternative waste streams for the facility to ensure continued operation of the facility following the end of the contract with the Region.

Liberty Utilities is committed to being a leading utility provider of water, natural gas and electric utility services while providing stable and predictable earnings to APUC from its utility operations. Liberty Utilities has presented the division’s results in both the reporting currency and its functional currency. Liberty Utilities believes that since the division’s operations are entirely in the U.S., it is useful to show the results in Liberty Utilities’ functional currency without the impact of foreign exchange.

Liberty Utilities (South)

Liberty Utilities (South) operates in Arizona, Texas, Missouri and Illinois and currently provides rate regulated water and wastewater utility services to approximately 77,000 customers in those states.

	Three months ended March 31		Three months ended March 31
	2012	2011	2012	2011
Number of
Wastewater connections			37,400	36,095
Wastewater treated (millions of gallons)			550	550

Water distribution connections			39,400	37,890
Water sold (millions of gallons)			1,000	1,000

	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Assets for regulatory purposes	206.0	202.7

Revenue
Wastewater treatment	$5.9	$5.8	$6.0	$5.7
Water distribution	4.5	4.0	4.5	3.9
Other Revenue	0.1	0.1	0.1	0.2
	$10.5	$9.9	$10.6	$9.8

Expenses
Operating expenses	(6.0)	(5.5)	(6.1)	(5.4)
Other income	0.7	0.1	0.7	0.1

Divisional operating profit	$5.2	$4.5	$5.2	$4.5

Liberty Utilities (South) reports total connections, inclusive of vacant connections rather than customers. Liberty Utilities (South) had 37,400 wastewater connections and 39,400 water distribution connections as at March 31, 2012. Total connections include approximately 2,000 vacant wastewater connections and 1,300 vacant water distributions connections as at March 31, 2012. Liberty Utilities (South)’s increase in customer count during the period is primarily due to acquisitions completed in late 2011 and modest customer growth within Liberty Utilities (South)’s service territories.

Liberty Utilities (South) has investments in regulatory assets of U.S. $206.0 million across four states as at March 31, 2012, as compared to U.S. $202.7 million as at March 31, 2011.

2012 First Quarter Operating Results

During the quarter ended March 31, 2012, Liberty Utilities (South) provided approximately 1.0 billion U.S. gallons of water to its customers, treated approximately 550 million U.S. gallons of wastewater and sold approximately 39 million U.S. gallons of treated effluent.

For the quarter ended March 31, 2012, Liberty Utilities (South)’s revenue totalled U.S. $10.5 million as compared to U.S. $9.9 million during the same period in 2011, an increase of U.S. $0.6 million or 6%. Revenue from wastewater treatment totalled U.S. $5.9 million, as compared to U.S. $5.8 million during the same period in 2010, an increase of U.S. $0.1 million or 2%.

Revenue from water distribution totalled U.S. $4.5 million, as compared to U.S. $4.0 million during the same period in 2011, an increase of U.S. $0.5 million or 13%. The first quarter water distribution revenue was impacted by U.S. $0.2 million at the Litchfield Park (“LPSCo”) facility primarily due to the increased residential revenue, U.S. $0.2 million at the Bella Vista facility primarily due to the implementation of rate cases and U.S. $0.1 million related to the acquisition of certain utilities in Missouri as compared to the same period in 2011.

For the quarter ended March 31, 2012, operating expenses totalled U.S. $6.0 million, as compared to U.S. $5.5 million during the same period in 2011. Operating expenses increased due to increased wages and salary, partially offset by reduced insurance, utilities and consumable expenses as compared to the same period in 2011.

For the quarter ended March 31, 2012, Liberty Utilities (South)’s operating profit totalled U.S. $5.2 million as compared to U.S. $4.5 million in the same period in 2011, an increase of U.S. $0.7 million or 16%. Liberty Utilities (South)’s operating profit met expectations for the three months ended March 31, 2012.

Measured in Canadian dollars, for the quarter ended March 31, 2012, Liberty Utilities (South)’s revenue totalled $10.6 million, as compared to $9.8 million during the same period in 2011. Liberty Utilities (South) reported increased revenue from operations of $0.2 million in the first quarter of 2012 as a result of the stronger U.S. dollar as compared to the same period in 2011.

Measured in Canadian dollars, for the quarter ended March 31, 2012, operating expenses totalled $6.1 million, as compared to $5.4 million in the same period in 2011. Liberty Utilities (South) reported increased expenses from operations of $0.2 million as a result of the stronger U.S. dollar, as compared to the same period in 2011.

For the quarter ended March 31, 2012, Liberty Utilities (South)’s operating profit totalled $5.2 million as compared to $4.5 million in the same period in 2011, an increase of $0.7 million. Liberty Utilities (South)’s operating profit met expectations for the three months ended March 31, 2012.

Liberty Utilities (West)

	Three months ended March 31		Three months ended March 31
	2012	2011	2012	2011
Number of Customer Accounts
Residential			41,350	41,260
Commercial - Small			5,500	5,440
Commercial – Large			55	60
Total Customer Accounts			46,905	46,760

Customer Usage (GW-hrs)
Residential			83.1	90.5
Commercial – Small			38.0	48.1
Commercial – Large			35.0	36.8
Total Customer Usage (GW-hrs)			156.1	175.4

	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Assets for regulatory purposes	157.2	147.2

Revenue
Utility energy sales and distribution	$19.4	$23.1	$19.4	$22.8
Less:
Cost of Sales – Fuel *	(11.8)	(13.4)	(11.8)	(13.2)
	$7.6	$9.7	$7.6	$9.6
Expenses
Operating expenses	(4.5)	(3.8)	(4.5)	(3.7)
Other income	-	-	-	-

Division operating profit**	$3.1	$5.9	$3.1	$5.9

* Cost of Sales – Energy consists of energy purchases. Under GAAP, in APUC’s consolidated Financial Statements, these amounts are included in   operating expenses.

** Represents 100% of investment in the California Utility.

As at March 31, 2012, Liberty Utilities (West) holds a 50.001% controlling interest in the California Utility. Liberty Utilities reports active connections, exclusive of vacant connections rather than total connections. Liberty Utilities (West) had approximately 41,300 residential electrical customer accounts and 5,500 commercial electrical customer accounts, as at March 31, 2012.

Liberty Utilities (West) has investments in regulatory assets of U.S. $157.2 million in California as at March 31, 2012.

2012 First Quarter Operating Results

For the quarter ended March 31, 2012, Liberty Utilities (West) sold 156.1 GW-hrs of electricity, as compared to 175.4 GW-hrs in the same period in 2011, a decrease of 19.3 GW-hrs or 11%. The California Utility is a winter peaking facility. The quarter ended March 31, 2012 the territory serviced by the utility experienced much milder weather compared with the colder weather in the comparable period a year ago. The milder weather resulted in reduced electricity consumption in the quarter as compared to 2011.

For the quarter ended March 31, 2012, Liberty Utilities (West)’s revenue from utility energy sales totalled U.S. $19.4 million as compared to U.S. $23.1 million during the same period in 2011. Revenue decreased U.S. $1.4 million due to a decrease in weighted average energy rates (approximately 7%) and decreased U.S. $2.5 million (approximately 11%) due to decreased customer demand as compared to the same period in 2011. The purchase of energy by Liberty Utilities (West) is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the division compares ‘net energy sales revenue’ (energy sales revenue less energy purchases) as a more appropriate measure of the division’s results. For the quarter ended March 31, 2012, net utility energy sales revenue for Liberty Utilities (West) totalled U.S. $7.6 million, as compared to U.S. $9.7 million during the same period in 2011.

For the quarter ended March 31, 2012, energy purchases for Liberty Utilities (West) totalled U.S $11.8 million, as compared with U.S. $13.4 million in the same period in 2011. The overall energy purchase expense decreased U.S. $2.0 million, primarily the result of a 26% decrease in the volume of energy used, partially offset by a 3% increase in average cost of energy, as compared to the same period in 2011. During the quarter, Liberty Utilities (West) purchased approximately 156,000 MW-hrs of energy at rates averaging U.S. $75.5 per MW-hr.

For the quarter ended March 31, 2012, operating expenses, excluding energy purchases, totalled U.S. $4.5 million, as compared to U.S. $3.8 during the same period in 2011. Operating expenses increased due to increased wages resulting from higher numbers of employees, increased vegetation maintenance expense and increased insurance expenses as compared to the same period in 2011.

For the quarter ended March 31, 2012, Liberty Utilities (West)’s operating profit totalled U.S. $3.1 million as compared to U.S. $5.9 in the same period in 2011, a decrease of U.S. $2.8 million or 47%. Liberty Utilities (West)’s operating profit did not meet expectations for the three months ended March 31, 2012 due to lower customer energy usage resulting from lower heating degree days.

Measured in Canadian dollars, for the quarter ended March 31, 2012, Liberty Utilities (West)’s revenue from energy sales totalled $19.4 million, as compared to $22.8 million during the same period in 2011. As the purchase of energy by Liberty Utilities (West) is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales revenue’ (energy sales revenue less energy purchases) as a more appropriate measure of the division’s results. For the quarter ended March 31, 2012, net energy sales revenue for Liberty Utilities (West) totalled $7.6 million, as compared to $9.6 million during the same period in 2011.

Measured in Canadian dollars, for the quarter ended March 31, 2012, energy purchases for Liberty Utilities (West) totalled $11.8 million, as compared with $13.2 million in the same period in 2011.

Measured in Canadian dollars, for the quarter ended March 31, 2012, operating expenses excluding energy purchases totalled $4.5 million, as compared to $3.7 million in the same period in 2011.

Measured in Canadian dollars, for the quarter ended March 31, 2012, Liberty Utilities (West)’s operating profit totalled $3.1 million as compared to $5.9 million in the same period in 2011. Liberty Utilities (West)’s operating profit did not meet expectations for the three months ended March 31, 2012.

Liberty Utilities (East)

On December 9, 2010, Liberty Utilities entered into agreements to acquire all issued and outstanding shares of Granite State, a rate regulated New Hampshire electric utility, and EnergyNorth, a rate regulated New Hampshire natural gas utility. The purchase prices for Granite State and EnergyNorth are based on anticipated regulatory assets at closing of approximately U.S. $72.0 million and U.S. $178.8 million, respectively. Upon completion of the transaction, the results of these utilities will be reported in a newly formed Liberty Utilities (East) division.

Granite State provides electric service to over 43,000 customers in 21 communities in New Hampshire. EnergyNorth provides natural gas services to over 83,000 customers in five counties and 30 communities in New Hampshire.

On April 9, 2012, Liberty Utilities entered in to a unanimous settlement with the NHPUC Staff, the Office of Consumer Advocate (“OCA”), a low income consumer group, and a hydroelectric industry association which calls for the approval of the transaction. Based on provisions in the settlement agreement, Management expects to file EnergyNorth’s first rate case with a test year ending approximately 2 years after closing. During the interim period, EnergyNorth may file for rate adjustments resulting from changes in the cost of gas, exogenous events, certain capital replenishment programs, and environmental charges. The settlement contains no material conditions for Granite State.

On April 16, 2012, and April 19, 2012 hearings were held before the NHPUC to evaluate the merits of the settlement agreement. Management expects to receive final NHPUC approvals in Q2 2012 with closing in the following quarter.

Liberty Utilities (Central)

On May 13, 2011, Liberty Utilities (Central) entered into an agreement with Atmos to acquire gas utilities located in Missouri, Iowa, and Illinois. Liberty Utilities expects to acquire assets for rate making purposes of approximately U.S. $112 million, plus working capital and subject to certain other closing adjustments. The gas utilities currently provide natural gas local distribution service to approximately 84,000 customers (57,000 in Missouri, 23,000 in Illinois, and 4,000 in Iowa).

The closing of the transaction is subject to approval by the MPSC, the IUB, and the ICC. Liberty Utilities has received approval from the IUB and the MPSC. A unanimous stipulation was entered into with Staff and the Office of the Public Counsel which calls for the approval of the transaction. Based on provisions in the settlement, management expects to file its first base rate case with a test year ending December 31, 2013. In the interim period, Liberty Utilities may file for changes in the cost of gas and infrastructure replacement surcharges. The settlement has been approved by the MPSC. Liberty Utilities is currently proceeding through the regulatory approval process with the ICC. A proposed decision was received on April 25, 2012, which calls for the approval of the transaction without material conditions. Management expects to receive final ICC approvals in Q2 2012 with closing in the following quarter.

Upon completion of the transaction, the results of these utilities will be reported in the Liberty Utilities (Central) division. It is expected that management responsibility for the rate regulated water utility systems located in Missouri and currently reported in the results of Liberty Utilities (South) will be transferred to the newly formed Liberty Utilities (Central) following the acquisition of the Atmos assets.

Outlook – Liberty Utilities

Liberty Utilities (South) and (West) expect continuing modest customer growth throughout their respective service territories in 2012.

On February 17, 2012, the Liberty Utilities (West) filed a general rate case with the California Public Utilities Commission (“CPUC”) seeking, among other things, an increase of 10.0%, comprised of U.S. $13.0 million revenue increase in distribution rates and a U.S. $3.3 million revenue increase to recover ongoing vegetation management costs, for a total revenue increase in distribution rates of U.S. $16.3 million. The application also seeks a reduction in flow through commodity costs of U.S. $8.8 million for the 2013 test year. Combined with forecasted changes in operating costs and ratemaking adjustments, the application will increase EBITDA by U.S. $7.7 million over 2011 results if approved as filed.

In addition to the revenue increase, the California Utility has requested a Base Revenue Requirement Adjustment Mechanism (“BRRAM”) and adjustments to its current Post Test Year Adjustment Mechanism (“PTAM”). If approved, the BRRAM would decouple base revenues from fluctuations caused by weather and economic factors, while adjustments to the PTAM would allow for annual rate increases to more closely offset inflationary increases to costs than the current PTAM mechanism. Based on the procedural schedule included in a “Scoping Memorandum” issued by the CPUC on April 19, 2012, it is expected that new rates will be implemented in Q1 2013.

In 2011, Liberty Utilities (West) applied to the CPUC for a vegetation memorandum account to allow for tracking vegetation management related costs. This account will allow Liberty Utilities (West) to seek rate recovery for vegetation management expenses incurred in 2012 until the effective date of the general rate case. The CPUC approved the vegetation memorandum account at its meeting of May 10, 2012.

APUC: Corporate and Other Expenses

	Three months ended March 31
	2012	2011
Corporate and other expenses:	(millions)	(millions)
Administrative expenses	$4.4	$3.7
Loss on foreign exchange	0.4	0.0
Interest expense	8.7	8.0
Interest, dividend and other Income	(0.7)	(0.7)
Acquisition-related costs	2.4	0.8
Gain on derivative financial instruments	(0.1)	(0.4)
Income tax recovery	(2.3)	(0.5)

2012 First Quarter Corporate and Other Expenses

During the quarter ended March 31, 2012, administrative expenses totalled $4.4 million, as compared to $3.7 million in the same period in 2011. The expense increase in the three months ended March 31, 2012 primarily results from additional personnel, increased wages, additional costs required to administer APUC’s operations, share based compensation expense and other costs as compared to the same period in 2011.

For the quarter ended March 31, 2012, interest expense totalled $8.7 million as compared to $8.0 million in the same period in 2011. Interest expense increased primarily as a result of higher long term rates associated with APCo’s senior unsecured debentures compared to the short term rates that are associated with a short term bank credit facility and an interest accrual of $1.6 million related to the Quebec water lease litigation as compared to the same period in 2011. These amounts were partially offset by reduced interest expense related to convertible debentures due to the conversion of the Series 1A Debentures in the prior year and the Series 2A Debentures in the current quarter.

For the quarter ended March 31, 2012, interest, dividend and other income totalled $0.7 million, consistent with the same period in 2011. Interest, dividend and other income primarily consists of dividends from APUC’s share investment in the Kirkland and Cochrane facilities.

An income tax recovery of $2.3 million was recorded in the three months ended March 31, 2012, as compared to a recovery of $0.5 million during the same period in 2011. The income tax recovery for the three months ended March 31, 2012 primarily resulted from the recognition of deferred credits from the utilization of deferred income tax assets recognized at the time of the Unit Exchange Offer, non-taxable inter-corporate dividends, changes in the valuation allowance, and other non-taxable permanent differences.

NON-GAAP PERFORMANCE MEASURES

Reconciliation of Adjusted EBITDA to net earnings

EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the unaudited interim Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to GAAP consolidated net earnings.

	Three months ended March 31
	2012	2011
	(Millions)	(Millions)

Net earnings attributable to Shareholders	$2.3	$5.0
Add (deduct):
Net earnings attributable to the non controlling interest	0.6	1.9
Income tax recovery	(2.3)	(0.5)
Interest expense	8.7	8.0
Acquisition costs	2.4	0.7
Quebec water lease litigation	0.5	0.0
Gain on derivative financial instruments	(0.1)	(0.4)
Loss on foreign exchange	0.5	0.0
Depreciation and amortization	10.7	12.2

Adjusted EBITDA	$ $ 23.3	$ $ 26.9

For the quarter ended March 31, 2012, Adjusted EBITDA totalled $23.3 million as compared to $26.9 million, a decrease of $3.6 million or 13% as compared to the same period in 2011.

The major factors impacting Adjusted EBITDA are set out below. A more detailed analysis of these factors is presented within the business unit analysis.

Three months ended March 31 2012
(Millions)
Comparative Prior Period Adjusted EBITDA	$26.9

Significant Changes:
St. Leon - increased wind resource	0.5
Renewable – increased hydrologic resource	0.8
Increased results from the stronger U.S. dollar	0.3
Liberty Utilities (West) - reduced energy sales due to warmer and shorter winter	(2.8)
Windsor Locks – reduced energy sales from Frame 6 turbine due to market conditions	(1.3)
Administrative expense	(0.7)
Sanger	(0.1)
Other	(0.3)

Current Period Adjusted EBITDA	$ $ 23.3

Reconciliation of adjusted net earnings to net earnings

Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. APUC uses adjusted net earnings to assess its performance without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the unaudited interim Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to adjusted net earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with GAAP.

The following table shows the reconciliation of net earnings to adjusted net earnings exclusive of these items:

	Three months ended March 31
	2012	2011
	(Millions)	(Millions)
Net earnings attributable to Shareholders	$2.3	$5.0

Add (deduct):
Gain on derivative financial instruments, net of tax	(0.1)	(0.2)
Quebec water lease litigation, net of tax	1.4	0.0
Loss on foreign exchange, net of tax	0.5	0.0
Acquisition costs, net of tax	1.4	0.5

Adjusted net earnings	$ $ 5.5	$ $ 5.3

Adjusted net earnings per share unit	$0.04	$0.05

For the three months ended March 31, 2012, adjusted net earnings totalled $5.5 million as compared to adjusted net earnings of $5.3 million, an increase of $0.2 million as compared to the same period in 2011. The increase in adjusted net earnings in the three months ended March 31, 2012 is primarily due to increased income tax recovery amounts, lower depreciation and amortization expense, partially offset by decreased earnings from operations and increased administrative expenses as compared to the same period in 2011.

Reconciliation of adjusted funds from operations to funds from operations

Adjusted funds from operations is a non-GAAP metric used by investors to compare funds from operations without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. Funds from operations of APUC can be impacted positively or negatively by changes in working capital balances, acquisition and litigation expense. APUC uses adjusted funds from operations to assess its performance without the effects of changes in working capital balances, acquisition and litigation expense as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of funds from operations determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the unaudited interim Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to adjusted funds from operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with GAAP.

The following table shows the reconciliation of funds from operations to adjusted funds from operations exclusive of these items:

	Three months ended March 31
	2012		2011
		(Millions)		(Millions)
Funds from operations		$11.1		$19.1

Add (deduct):
Changes in non-cash operating items		0.3		2.4
Quebec water lease litigation accrual		2.1		0.0
Acquisition costs		2.4		0.8

Adjusted funds from operations	$	$ 15.9	$	$ 22.3

Adjusted funds from operations per share unit		$0.11		$0.21

For the three months ended March 31, 2012, adjusted funds from operations totalled $15.9 million as compared to adjusted funds from operations of $22.3 million, a decrease of $6.4 million as compared to the same period in 2011. The decrease in adjusted net earnings in the three months ended March 31, 2012 is primarily due to decreased earnings from operations and increased acquisition costs as compared to the same period in 2011.

Summary of Property, Plant and Equipment Expenditures

	Three months ended March 31
	2012	2011
APCo	(Millions)	(Millions)
Renewable Energy Division
Capital expenditures	$2.9	$1.0
Acquisition of operating entities	-	-
Total	$2.9	$1.0
Thermal Energy Division
Capital expenditures, net	$6.2	$(0.2)
Total	$6.2	$(0.2)

LIBERTY UTILITIES
South
Capital Investment in regulatory assets	$1.2	$1.4
Acquisition of operating entities	-	-
Total	$1.2	$1.4
West
Capital Investment in regulatory assets	$1.4	$1.4
Acquisition of operating entities	-	98.1
Total	$1.4	$99.5

Consolidated
Total APCo
Capital expenditures	$9.1	$0.8
Total Liberty Utilities
Capital investment in regulatory assets	2.6	2.8
Acquisition of operating entities	-	98.1
Corporate	-	-
Total	$11.7	$101.7

APUC’s consolidated capital expenditures in the three months ended March 31, 2012 increased as compared to the same period in 2011 primarily due the Windsor Locks repowering, the major maintenance at the Sanger facility and the St. Leon II expansion.

Property, plant and equipment expenditures for the remainder of the 2012 fiscal year are anticipated to be between $45 million and $55 million, including approximately $12.0 million related to ongoing requirements by Liberty Utilities (South) and the expansion of the LPSCo facility, $9.0 million at Liberty Utilities (West) related to the California Utility, $9.0 million related to the APCo Thermal division, primarily related to the Windsor Locks repowering and major maintenance at the Sanger facility, and $15.5 million related to the APCo Renewable Energy division, primarily related to the St. Leon II expansion and a major project at the Tinker facility.

APUC anticipates that it can generate sufficient liquidity through internally generated operating cash flows, working capital and bank credit facilities to finance its property, plant and equipment expenditures and other commitments.

2012 First Quarter Property Plant and Equipment Expenditures

During the quarter ended March 31, 2012, APCo incurred capital expenditures of $9.1 million, as compared to $0.8 million during the comparable period in 2011.

During the quarter ended March 31, 2012, APCo Renewable Energy division’s capital expenditures were $2.9 million, as compared to $1.0 million in the comparable period in 2011. The capital expenditures primarily relate to the St. Leon II expansion and the major project at the Tinker Facility. APCo Thermal Energy division’s net capital expenditures were $6.2 million, as compared to ($0.2) million in the comparable period in 2011. The capital expenditures primarily relate to the Windsor Locks repowering and the major maintenance at the Sanger facility.

During the quarter ended March 31, 2012, Liberty Utilities invested $2.6 million, as compared to $2.8 million during the comparable period in 2011. These investments comprise of $1.2 million at Liberty Utilities (South) and $1.4 million at Liberty Utilities (West) and were comparable to the amounts invested in the same period a year ago.

Quebec Dam Safety Act

As a result of the dam safety legislation passed in Quebec (Bill C93), APCo’s Renewable Energy division completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec. Out of these, nine remedial plans have been submitted to the Quebec government and two are undergoing options analysis by APCo. The nine remedial plans have been accepted by the Quebec government and one is still being reviewed.

APCo currently estimates further capital expenditures of approximately $16.9 million related to compliance with the legislation. It is anticipated that these expenditures will be invested over a period of several years approximately as follows:

	Total	2012	2013	2014	2015

Estimated Bill C-93 Capital Expenditures	16,900	1,100	5,300	7,700	2,800

The majority of these capital costs are associated with the Donnacona, St. Alban, Belleterre, and Mont-Laurier facilities.

—

APCo’s proposed remediation plan for the Mont Laurier facility has been accepted by the Quebec government. APCo received the Certificate of Authorization from the Quebec government in November 2011. APCo anticipates completing the on-site remediation work in 2012 at a capital cost of approximately $0.5 million.

—

APCo completed the dam safety evaluation for the Donnacona facility and is currently investigating alternative engineering designs to minimize the cost of the remediation work. APCo is now pursuing a design that may result in a cost savings of 20% of the original estimates. APCo anticipates completing the engineering in 2012 and performing the remedial work in 2013 and 2014.

—

The dam safety study and a detailed condition assessment for the St. Alban facility has been completed. APCO is reviewing the results of the condition assessment and expects to finalize the remediation plan for this dam in 2012. APCo anticipates engineering and regulatory review to be performed in 2012 and 2013, with remedial work in 2014 to 2015.

—

APCo is presently reviewing options with respect to the Belleterre facility including the removal of several small dams that are not required for power generation. APCo anticipates completion of any required work on these dams by 2015.

—	The dam remediation work related to Chute Ford is expected to be completed in 2012 while the work related to the St. Raphael and Riviere-du-Loup facilities is anticipated to be completed in 2013.

In addition to the C-93 related dam remediation work, APCo has implemented a dam condition monitoring program at some of the above facilities following recommendations specified in the dam safety reviews.

Liquidity and Capital Reserves

APUC has revolving operating facilities available at both APCo and Liberty Utilities to manage the liquidity and working capital requirements of each division (collectively the “Facilities”).

As at March 31, 2012, the APCo $120 million senior banking facility (the “APCo Facility”) was undrawn, other than for outstanding letters of credit. Subsequent to the end of the first quarter, APCo received commitments from its bank syndicate to increase the credit available under the Facility to $155 million.

On January 19, 2012, Liberty Utilities entered into an agreement for a senior unsecured revolving credit facility with a three year term. During the quarter, Liberty Utilities concluded negotiations with its bank syndicate to increase the available credit to support operations and working capital requirements of Liberty Utilities under the Liberty Facility to U.S. $40 million. The credit available under the facility will increase to U.S. $100 million upon the closing of either the New Hampshire or the Midwest Gas Utilities acquisitions. The Liberty Facility has been sized appropriately for the liquidity requirements and working capital needs of the entire Liberty Utilities group following the acquisitions that are currently pending.

The following table sets out the amounts drawn, letters of credit issued and outstanding amounts available to APUC and its subsidiaries as at March 31, 2012 under the Facilities:

	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
	(millions)	(millions)	(millions)	(millions)	(millions)
Committed Facilities	$159.9	$120.0	$120.0	$142.0	$142.0

Funds Drawn on Facilities	-	-	(12.0)	(70.0)	(65.0)
Letters of Credit issued	(43.5)	(39.6)	(40.1)	(32.5)	(32.9)
Remaining available for draws on the	$116.4	$80.4	$67.9	$39.5	$44.1
Facilities
Cash on Hand	63.4	72.9	15.5	8.7	2.5
Total liquidity and capital reserves	$179.8	$153.3	$83.4	$48.2	$46.6

As at March 31, 2012, no amounts had been drawn on the Facilities as compared to $65.0 million as at March 31, 2011. In addition to amounts actually drawn, there were $43.5 million in letters of credit outstanding as at March 31, 2012.

After inclusion of the proposed amendment to the APCo Facility, which will increase the credit available to $155 million, and the closure of the either the New Hampshire electric and gas utilities or the Midwest Gas Utilities acquisitions, which increases the credit available on the Liberty Facility to U.S. $100 million, APUC will have committed Facilities of $254.8 million.

Liberty Utilities entered into agreements to acquire all issued and outstanding shares of Granite State and EnergyNorth for a total purchase price of U.S. $285 million, plus working capital and subject to certain other closing adjustments. Liberty Utilities has also entered into an agreement with Atmos to acquire the Midwest Gas Utilities for approximately U.S. $124 million, plus working capital and subject to certain other closing adjustments. Liberty Utilities intends to finance these various acquisitions targeting a capital structure of less than 50% debt to total capitalization consistent with investment grade utilities.

Liberty Utilities expects to offer senior unsecured notes of approximately U.S. $135 million in connection with the New Hampshire acquisitions and senior unsecured notes of approximately U.S. $65 million in connection with the Midwest Gas Utility acquisition in the second quarter of 2012. Financing of these acquisitions is expected to occur simultaneously with the closing of the transaction. The equity portion of these acquisitions is expected to be funded, in part, using subscription receipts convertible into APUC common shares. See “Shareholder’s Equity and Convertible Debentures - Emera subscription receipts” for a summary of these and other outstanding subscription receipts from Emera.

APCo expects to purchase a 51% majority interest in the U.S. Wind Farms for a total purchase price of approximately U.S. $269 million, subject to certain other closing adjustments. APCo intends to finance the acquisition of the U.S. Wind Farms with approximately 45% debt and 55% equity. APCo expects to offer senior unsecured notes of approximately U.S. $120 million in connection with the U.S. Wind Farms acquisition. The equity portion of this acquisition is expected to be funded, in part, using subscription receipts convertible into APUC common shares. See “Shareholder’s Equity and Convertible Debentures - Emera subscription receipts” for a summary of these and other outstanding subscription receipts from Emera.

Contractual Obligations

Information concerning contractual obligations as of March 31, 2012 is shown below:

	Total	Due less than 1	Due 1 to 3 years	Due 4 to 5 years	Due after 5
		year			years
	(millions)	(millions)	(millions)	(millions)	(millions)
Long-term debt obligations[1]	$329.5	$1.7	$3.8	$9.6	$314.4
Convertible debentures	$62.5	62.5	-	-	-
Advances in aid of construction	$74.0	0.6	0	0	73.4
Interest on long-term debt obligations	$168.6	25.0	39.9	36.7	67.0
Purchase obligations	$57.7	57.7	-	-	-
Derivative financial instruments:
Interest rate swap	$5.8	2.0	3.2	0.6	-
Energy forward purchase contract	$1.2	0.8	0.4	-	-
Capital lease obligations	$0.5	0.2	0.3	-	-
Capital projects	$12.7	12.7	-	-	-
Long term service agreements	$93.2	4.4	8.3	8.6	71.9
Purchased power	$212.0	44.2	89.9	77.9	-
Operating leases	$2.2	1.1	0.9	0.2	-
Other obligations	$9.8	1.1	0.5	0.5	7.7

Total obligations	$1,029.7	$214.0	$147.2	$134.1	$534.4

1 Long term obligations include regular payments related to long term debt and other obligations.

SHAREHOLDER’S EQUITY AND CONVERTIBLE DEBENTURES

The shares of APUC are publicly traded on the Toronto Stock Exchange (“TSX”). As at March 31, 2012, APUC had 146,761,949 issued and outstanding shares.

APUC may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.

APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at March 31, 2012, APUC does not have any issued and outstanding preferred shares.

APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of shares (“Shareholders”) of APUC.

As at March 31, 2012, 23.9 million common shares representing approximately 16% of total shares outstanding had been registered with the Reinvestment Plan and during the quarter 278,401 common shares had been issued under the Reinvestment Plan. Subsequent to the end of the quarter, on April 16, 2012, an additional 298,320 shares were issued under the Reinvestment Plan.

On February 24, 2012 (“Series 2A Redemption Date”), APUC converted the outstanding convertible unsecured debentures bearing interest at 6.35% (“Series 2A Debentures”) into 9,836,520 APUC shares. Prior to the Series 2A Redemption Date, a principal amount of $2,916 of Series 2A Debentures were converted into 485,998 shares of APUC. The conversion price represented the number of freely tradeable APUC shares obtained by dividing the aggregate principal amount of Debentures, by 95% of the current market price of APUC shares on the Redemption Date. On March 31, 2012, as a result of the redemption, there were no Series 2A Debentures outstanding.

The convertible unsecured debentures maturing on June 30, 2017 (“Series 3 Debentures”) bearing interest at 7.0% per annum, payable semi-annually in arrears on June 30 and December 30 each year, and are convertible into common shares of APUC at the option of the holder at a conversion price of $4.20 per common share.

During the three months ended March 31, 2012, a principal amount of $111 Series 3 Debentures were converted into 26,424 shares of APUC. On March 31, 2012, there were 62,460 Series 3 Debentures outstanding with a face value of $62,460.

Emera subscription receipts

APUC and Emera are finalizing arrangements for a treasury subscription of subscription receipts convertible into 17.43 million APUC common shares for total equity proceeds of approximately $105.0 million. Delivery of the shares under the subscription receipts is conditional on and is planned to occur simultaneously with the closing of certain previously announced transactions.

One tranche of subscription receipts will be convertible into 10.46 million APUC common shares at a purchase price of approximately $5.74 for total equity proceeds of approximately $60.0 million and is conditional on and is planned to occur simultaneously with the closing of the U.S. Wind Farms acquisition.

A second tranche of subscription receipts will be convertible into 6.98 million APUC common shares at a purchase price of $6.45 for total equity proceeds of approximately $45.0 million and is conditional on and is planned to occur simultaneously with the acquisition of the Midwest Gas Utility acquisition. Both tranches of subscription receipts will be subject to the applicable regulatory approvals.

APUC and Emera have also agreed to promptly convert the subscription receipts in connection with the acquisition of the New Hampshire utilities.

As at March 31, 2012, APUC had issued to Emera a treasury subscription of subscription receipts convertible into 12.0 million APUC common shares upon closing of the Granite State and EnergyNorth transactions at a purchase price of $5.00. The proceeds of the subscription receipts are to be utilized to fund a portion of the cost to acquire Granite State and EnergyNorth. Subsequent to March 31, 2012, APUC and Emera agreed to promptly convert these subscription receipts, rather than converting them simultaneously with the closing of the acquisition of Granite State and EnergyNorth.

On April 29, 2011, APUC agreed to issue to Emera 8.2 million shares with regards to the acquisition by Liberty Utilities of Emera’s 49.999% direct ownership in the California Utility. The approval on the ownership transfer is expected in mid 2012. The payment of shares is to be made in two tranches with approximately half of the shares being issued following regulatory approval of the ownership transfer and the balance of the shares being issued following completion of the California Utility’s first rate case which is expected to be completed in 2012.

On April 30, 2011, APUC committed the issuance to Emera of a treasury subscription of subscription receipts convertible into approximately 6.9 million APUC common shares upon closing of the transaction related to the acquisition of an interest in a portfolio of 370MW wind projects. This treasury subscription was terminated when APCo announced in January 27, 2012 that it no longer intended to proceed with the transaction.

SHARE BASED COMPENSATION PLANS

For the quarter ended March 31, 2012, APUC recorded $243 (2011 - $121) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at March 31, 2012, total unrecognized compensation costs related to non-vested options and share unit awards were $2,767 and $55 respectively, which are expected to be recognized over a period of 2.31 years and 1.75 years respectively.

STOCK OPTION PLAN

APUC has a stock option plan (the “Plan”) that permits the grant of share options to key officers, directors, employees and selected service providers. Options may be exercised up to eight years following the date of grant.

During the three months ended March 31, 2012, 1,194,606 options were granted to senior executives and certain senior management of APUC which allow for the purchase of common shares at a price of $6.22. One third of the options will vest on each of January 1, 2013, 2014 and 2015.

During the three months ended March 31, 2012, no options were exercised. As at March 31, 2012, APUC had 3,681,710 options issued and outstanding. APUC determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date.

PERFORMANCE SHARE UNITS

In October 2011, APUC issued 28,370 performance share units (“PSUs”) to certain members of management other than senior executives as part of APUC’s long-term incentive program. The PSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle these instruments in cash, these PSUs will be accounted for as equity awards.

DIRECTORS DEFERRED SHARE UNITS

APUC has a Deferred Share Unit Plan. Under the plan, non-employee directors of APUC may elect annually to receive all or any portion of their compensation in deferred share units (“DSUs”) in lieu of cash compensation. The DSUs provide for settlement in cash or shares at the election of APUC. As APUC expects to settle these instruments in cash, these DSUs will be accounted for as liability awards. The DSU liabilities will be marked-to-market at the end of each period based on the common share price at the end of the period.

As at March 31, 2012, no DSUs had been issued. Subsequent to the end of the quarter, on April 3, 2012, 30,948 DSUs were issued.

EMPLOYEE SHARE PURCHASE PLAN

APUC has an employee share purchase plan (“ESPP”) which allows Eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. As at March 31, 2012, a total of 19,004 shares had been issued under the ESPP.

RELATED PARTY TRANSACTIONS

Certain executives of APUC are shareholders of Algonquin Power Management Inc. (APMI), the former manager of APCo. A member of the Board of Directors of APUC is an executive at Emera.

Transactions with APMI and Senior Executives

•

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a triple net basis. Base lease costs for the quarter ended March 31, 2012 were $82 (2011 - $82).

•

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Algonquin Airlink Inc. For the three months ended March 31, 2012, APUC incurred costs in connection with the use of the aircraft of $60 (2011 - $71) and amortization expense related to the advance against expense reimbursements of $67 (2011 - $41). At March 31, 2012, the remaining amount of the advance was $212 and is recorded in other assets.

•

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), a subsidiary of APUC and the legal owner of the St. Leon facility. The related holders of the Class B units received cash distributions of $45 for the three months ended March 31, 2011 (2011 - $44).

•

APMI is one of the two original developers of Red Lily I and both developers are entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. In 2011, APUC acquired APMI’s interest in this royalty for an amount of $600. This amount has been recorded as a purchase of intangible assets and the amount owing to APMI is included in accrued liabilities at March 31, 2012.

•

Staff managed by APUC have historically operated an additional three hydroelectric generating facilities not owned by APUC where Senior Executives hold an equity interest. This agreement has been extended for an additional year in relation to one of the hydroelectric generating facilities. Costs for providing such transition services are intended to be on a cost recovery basis with no mark-up.

•

As at March 31, 2012, included in amounts due from related parties is $560 (2011 - $663) owed to APUC from APMI and included in amounts due to related parties is $1,578 (2011 - $1,795) owed to APMI. These amounts arise from the transactions described above.

•

Long Sault is a hydroelectric generating facility in which APUC acquired its interest in the facility by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the after tax equity cash flows commencing in 2014.

Transactions with Emera

•

A subsidiary of Emera provides lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. During the quarter ended March 31, 2012 APUC paid U.S. $91 (2011 – U.S. $61) in relation to this contract. In 2011, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

•

For the quarter ended March 31, 2012, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,513 (2011 – U.S. $2,040). In 2011, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

•	As of March 31, 2012, included in amounts due from related parties is $1,588 (2011 - $1,612) owed from Emera related to the unpaid contribution of their share of Liberty Energy (California) costs.

•	The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Business Associations with APMI and Senior Executives

There have been a number of business relationships between Ian Robertson and Chris Jarratt (“Senior Executives”), APMI and related affiliates (collectively the “Parties”) and APUC. These relationships include joint ownership of certain generating facility assets, business relationships between the parties and payment of fees associated with previous transactions. In 2011, the Board conducted a process to review all of the remaining business associations with the Parties in order to reduce, streamline and simplify these relationships. The Board formed a special committee and engaged independent consultants to assist with this process.

The co-owned assets and remaining business associations as at March 31, 2012 are listed below. During the quarter ended March 31, 2012, APUC and the Parties reached an agreement to resolve a number of the business associations and relationships (the “Agreement”). A more detailed description of the Agreement has been set out below in Settlement of Other Business Associations.

i)	Rattlebrook hydroelectric generating facility

Rattlebrook is a 4 MW hydroelectric generating station owned 45% by APUC and 27.5% by Senior Executives and the remaining percentage by third parties. This relationship was addressed pursuant to the Agreement. See Settlement of Other Business Associations below for more details.

ii)	St. Leon wind power generating facility

St. Leon is a 104 MW wind power generating facility which has issued Class B units to external parties and Senior Executives. APUC and the Class B unit holders have simplified the relationship by amalgamating the previous partnership agreement and two amending agreements into an amended and restated agreement. In addition, APUC and the Class B holders have executed an agreement which outlines the relationship of the parties in relation to the St. Leon II expansion of the St Leon facility (“Expansion Agreement”). The terms of the Expansion Agreement allow APUC to expand the St Leon project on a “no-net-harm-basis” to the Class B holders and provide APUC with the full economic benefit of such expansion.

iii)	Brampton Cogeneration Inc.

BCI is an energy supply facility which sells steam produced from APCo’s EFW facility. APMI maintains a carried interest equal to 50% of the annual returns on the project greater than 15%. No amounts have ever been paid under this carried interest. In 2008, APMI earned a construction supervision fee of $100 in relation to the development of this project which has been accrued. This relationship and corresponding liability was addressed pursuant to the Agreement.

iv)	Long Sault Rapids hydroelectric generating facility

Long Sault is a hydroelectric generating facility in which APUC acquired its interest in the facility by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the equity cash flows commencing in 2014. This relationship was addressed pursuant to the Agreement.

v)	Chartered aircraft

APUC utilizes chartered aircraft owned by an affiliate of APMI. At March 31, 2012, $212 of the advance remained. The Board has undertaken an independent review of the relationship and believes that continuing the original arrangement is beneficial to the company. The current arrangement is expected to end in approximately 2016 when the advance will be fully utilized.

vi)	Office lease

APUC has leased its head office facilities on a triple net basis from an entity partially owned by Senior Executives. The lease expires on December 31, 2015.

vii)	Operations services

Staff managed by APUC have historically operated an additional three hydroelectric generating facilities where Senior Executives hold an interest. APUC is providing supervisory management on a cost recovery basis for one of the facilities until December 31, 2012.

viii)	Sanger construction management

As part of the project to re-power the Sanger facility, APUC entered into an agreement with APMI to undertake certain construction management services on the project for a performance based contingency fee. An amount of U.S. $0.6 million has been accrued as an estimate of the final fee owed to APMI. This liability was settled pursuant to the Agreement.

ix)	Clean Power Income Fund

During 2007, Algonquin allowed its offer to acquire Clean Power Income Fund (“Clean Power”) to expire and earned a termination fee of $1.8 million. As part of its role in the process, APUC has agreed to pay APMI a fee of $0.1 million. As of December 31, 2011 this amount is accrued and included in accounts payable on the consolidated balance sheet. This liability was settled pursuant to the Agreement.

x)	Red Lily I

APMI was an early developer of the 26 MW Red Lily I wind power generation facility. As such it is entitled to a royalty fee based on a percentage of operating revenue and a development fee from Red Lily I. APUC has acquired APMI’s interest in these royalties for an amount of $0.6 million. APMI is also entitled to a development fee of up to $0.4 million following commercial operation of the project and has agreed to permit the Board to determine whether it will retain this fee following commercial operation of the facility. This liability was settled pursuant to the Agreement.

xi)	Trafalgar

APCo owns debt on seven hydroelectric facilities owned by Trafalgar Power Inc. and an affiliate (“Trafalgar”). In 1997, an affiliate of APMI moved to foreclose on the assets, and subsequently Trafalgar went into bankruptcy. Trafalgar was previously awarded a U.S. $10.0 million claim in respect of a lawsuit related to faulty engineering in the design of these facilities, and these funds are held in the bankruptcy estate. As previously disclosed, Trafalgar, APUC and an affiliate of APMI are involved in litigation over, among other things, a civil proceeding on the foreclosure on the assets and in bankruptcy proceedings. APMI funded the initial $2 million in legal fees. An agreement was reached in 2004 between APMI and APUC whereby APUC would reimburse APMI 50% of the legal costs to date in an amount of approximately $1 million, and going forward APUC would fund the legal fees, third party costs and other liabilities with the proceeds from the lawsuits being shared after reimbursement of legal fees, third party costs and other liabilities. The Board has determined that any proceeds from the lawsuit will be shared between APMI and APUC proportionally to the quantum of such costs funded by each party. The Second Circuit Court of Appeals dismissed all the claims against APCo in the civil proceedings and remanded one issue to the District Court. On April 3, 2012, the District Court granted APUC summary judgment on its counter-claims against Trafalgar. The District Court found that Trafalgar was in default of the indenture and the loan agreements and that APUC was entitled to proceed to enforce its rights against its collateral. Trafalgar has filed a notice of appeal of Judge Hurd’s Memorandum-Decision & Order. The bankruptcy proceedings are continuing.

Settlement of Other Business Associations

During the quarter ended March 31, 2012, APUC and the Parties reached an Agreement to resolve a number of the historic joint business associations between APUC and the Parties. The transaction is subject to finalization of definitive agreements which are expected to be completed in the second quarter of 2012.

Under this term sheet, it is proposed that APUC will exchange its 45% interest in the 4MW Rattlebrook hydroelectric facility (including a $0.5 million positive working capital adjustment) in return for the Parties’ residual partnership interest in the Long Sault Rapids hydroelectric facility and the equity interest in the Brampton cogeneration plant. The agreement also terminates outstanding fees potentially owing to APMI in respect of the following: the historic transactions including Sanger repowering project, the offer to acquire Clean Power and the development of the Red Lily I wind project.

The special committee of the Board retained the services of an independent advisor to review the historic financial performance of the Rattlebrook and Long Sault Rapids facilities, provide a valuation of these assets and to provide advice to APUC in respect thereof.

TREASURY RISK MANAGEMENT

APUC attempts to proactively manage the risk exposures of its subsidiaries in a prudent manner. APUC ensures that both APCo and Liberty Utilities maintain insurance on all of their facilities. This includes property and casualty, boiler and machinery, and liability insurance. It has also initiated a number of programs and policies including currency and interest rate hedging policies to manage its risk exposures.

There are a number of monetary and financial risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the U.S. versus Canadian dollar exchange rates, energy market prices, any credit risk associated with a reliance on key customers, interest rate, liquidity and commodity price risk considerations. See APUC’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 or the most recent AIF for discussion of these risks.

Market price risk

APCo’s Dickson Dam hydroelectric facility in the Western region sells energy at current spot market rates. In this regard, each $10.00 per MW-hr change in the market prices in the Western region would result in a change in revenue of $0.7 million on an annualized basis.

Interest rate risk

APCo’s operating credit facility is subject to a variable interest rate. The APCo Facility has no amounts outstanding as at March 31, 2012. As a result, a 100 basis point change in the variable rate charged would not impact interest expense.

Liberty Utilities’ operating credit facility is subject to a variable interest rate. The Liberty Facility has no amounts outstanding as at March 31, 2012. As a result, a 100 basis point change in the variable rate charged would not impact interest expense.

Liquidity risk

Liquidity risk is the risk that APUC and its subsidiaries will not be able to meet their financial obligations as they become due. APUC’s approach to managing liquidity risk is to ensure, to the extent possible, that it and its subsidiaries will always have sufficient independent liquidity to meet their liabilities when due.

As at March 31, 2012, APUC had $116.4 million of committed and available Facilities remaining and $63.4 million of cash resulting in $179.8 million of total liquidity and capital reserves. After inclusion of the proposed amendment to the APCo Facility, which increases the credit available to $155 million, and the closure of the either the New Hampshire or the Midwest Gas Utilities acquisitions, which increases the credit available on the Liberty Facility to U.S. $100 million, APUC will have committed and available Facilities of $211.3 million.

As at March 31, 2012, no amounts had been drawn on the APCo Facility. Subsequent to the end of the quarter, APCo received commitments from its bank syndicate to increase the credit available under the Facility to $155 million. As a result, after reducing the available credit by the $42.3 million in letters of credit outstanding, APCo will have $112.7 million of committed and available bank facilities.

As at March 31, 2012, no amounts had been drawn on the Liberty Facility. During the quarter, Liberty Utilities concluded negotiations with its bank syndicate to increase the credit immediately available under the Facility to U.S. $40 million and to increase the credit available under the Facility after the closure of the either the New Hampshire or the Midwest Gas Utilities acquisitions to U.S. $100 million. After reducing the available credit by the U.S. $1.2 million in letters of credit outstanding, Liberty Utilities currently has U.S. $38.8 million of committed and available bank facilities.

See the Liquidity and Capital Reserves section for further discussion and a chart of the funds available to APUC and its subsidiaries under the Facilities.

The long term portion of Facility and project specific debt total approximately $327.8 million with maturities set out in the Contractual Obligation table. In the event that APUC was required to replace the Facilities and project debt with borrowings having less favourable terms or higher interest rates, the level of cash generated for dividends and reinvestment may be negatively impacted. APUC attempts to manage the risk associated with floating rate interest loans through the use of interest rate swaps.

The cash flow generated from several of APUC’s operating facilities is subordinated to senior project debt. In the event that there was a breach of covenants or obligations with regard to any of these particular loans which was not remedied, the loan could go into default which could result in the lender realizing on its security and APUC losing its investment in such operating facility. APUC actively manages cash availability at its operating facilities to ensure they are adequately funded and minimize the risk of this possibility.

APUC currently pays a dividend of $0.28 per share per year. The Board determines the amount of dividends to be paid, consistent with APUC’s commitment to the stability and sustainability of future dividends, after providing for amounts required to administer and operate APUC and its subsidiaries, for capital expenditures in growth and development opportunities, to meet current tax requirements and to fund working capital that, in its judgment, ensure APUC’s long-term success.

Commodity price risk

APCo’s exposure to commodity prices is primarily limited to exposure to natural gas price risk. Liberty Utilities is exposed to energy price risk in its Liberty Utilities (West) region which is mitigated through the certain regulatory constructs. See APUC’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 for discussion of this risk.

OPERATIONAL RISK MANAGEMENT

APUC attempts to proactively manage its risk exposures in a prudent manner and has initiated a number of programs and policies such as employee health and safety programs and environmental safety programs to manage its risk exposures.

There are a number of risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the dependence upon APUC businesses, regulatory climate and permits, tax related matters, gross capital requirements, labour relations, reliance on key customers and environmental health and safety considerations. A detailed assessment of APUC’s business risks is set out in the most recent AIF.

Litigation risks and other contingencies

APUC and certain of its subsidiaries are involved in various litigations, claims and other legal proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.

APCo owns debt on seven hydroelectric facilities owned by Trafalgar. In 1997, an affiliate of APMI moved to foreclose on the assets, and subsequently Trafalgar went into bankruptcy. Trafalgar, APUC and an affiliate of APMI are involved in litigation over, among other things, a civil proceeding on the foreclosure on the assets and in bankruptcy proceedings. For additional comments on this matter, see “Business Associations with APMI and Senior Executives - Trafalgar”.

On October 21, 2011 the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5.4 million (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years. The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. The potential unrecoverable loss, if any, for the related prior periods could be up to $5.6 million.

Disclosure Controls

As of March 31, 2012, under the supervision and with the participation of APUC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), management carried out an evaluation, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of March 31, 2012, APUC’s disclosure controls and procedures are effective.

Internal controls over financial reporting

Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the issuer’s internal control over financial reporting is that established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in internal controls over financial reporting

During the three months ended March 31, 2012, there has been no change in APUC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, APUC’s internal control over financial reporting.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for the two years ended March 31, 2012.

Millions of dollars (except per share amounts)	2nd Quarter 2011	3rd Quarter 2011	4th Quarter 2011	1st Quarter 2012
Revenue	$66.8	$66.0	$72.1	$64.4
Adjusted EBITDA	28.2	25.8	24.3	22.8
Net earnings /(loss)	7.3	19.6	(8.5)	2.3
Net earnings / (loss) per share	0.07	0.16	(0.07)	0.02
Adjusted net earnings /(loss)	8.3	21.4	6.7	4.1
Adjust net earnings /(loss) per share	0.07	0.18	0.05	0.03
Total Assets	1,177.7	1,263.1	1,282.6	1,265.6
Long term debt*	530.0	558.9	463.8	403.7
Dividend declared per share	0.065	0.07	0.07	0.07

	2nd Quarter 2010*	3rd Quarter 2010*	4th Quarter 2010	1st Quarter 2011
Revenue	$42.7	$45.4	$48.4	$71.7
Adjusted EBITDA	18.7	17.7	20.8	26.9
Net earnings / (loss)	(2.2)	1.5	15.6	5.0
Net earnings / (loss) per share	(0.02)	0.02	0.17	0.05
Adjusted net earnings /(loss)	0.2	1.2	18.2	5.3
Adjust net earnings /(loss) per share	0.00	0.01	0.19	0.05
Total Assets	983.2	969.4	1,016.9	1,175.8
Long term debt*	446.7	452.8	450.8	461.0
Dividend declared per share	0.06	0.06	0.06	0.065

  * Long term debt includes long term liabilities, the Facility, convertible debentures and other long term obligations

The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.

Quarterly revenues have fluctuated between $42.7 million and $72.1 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, hydrology and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar which can result in significant changes in reported revenue from U.S. operations.

Quarterly net earnings have fluctuated between net earnings of $19.6 million and a net loss of $8.5 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as future tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

Critical Accounting Estimates and Polices

APUC prepared its unaudited interim Financial Statements in accordance with U.S. GAAP. An understanding of APUC’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Significant accounting policies requiring the use of management estimates relate to the useful lives and recoverability of depreciable assets, recoverability of deferred tax assets, rate-regulation, unbilled revenue and fair value of derivatives. Accordingly, these accounting estimates have been reviewed and discussed with the Audit Committee of the Board of Directors of APUC. Management believes there have been no material changes during the three months ended March 31, 2012 to the items discussed in APUC’s MD&A and Note 1 of its consolidated financial statements for the year ended December 31, 2011 available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Actual results may differ from these estimates.